UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lindberg Corporation
(Name of Issuer)

Common Stock, $2.50 Par Value
(Title of Class of Securities)

5351-71-10-2
(CUSIP Number)

Randy A. Bridgeman, Bell, Boyd & Lloyd
70 West Madison Street, Suite 3300
Chicago, Illinois 60602
Tel: (312) 372-1121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

SCHEDULE 13D
CUSIP No.    5351-71-10-2
PAGE 2 of 4 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:           85,750
8    SHARED VOTING POWER:        383,125
9    SOLE DISPOSITIVE POWER:     468,875
10   SHARED DISPOSITIVE POWER:          0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 477,875
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: (X)
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%
14   TYPE OF REPORTING PERSON:  IN

PAGE 3 of 4 Pages

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of
Schedule 13D, Amendment No. 3, except as indicated below:

Item 5.  Interest in Securities of the Issuer.

     (a) At March 27, 1996:
         Aggregate number of securities beneficially owned: 477,875* (including 9,000 shares subject to immediately exercisable options)
         Percentage of Class: 10.1% (based on 4,747,116 shares outstanding at March 8, 1996 and 9,000 shares subject to immediately exercisable options)
     (b) Number of shares as to which such person has:
         (i)    sole voting power: 85,750
         (ii)   shared voting power: 383,125**
         (iii)  sole dispositive power: 468,875***
         (iv)   shared dispositive power: 0

* Excludes 352,057 shares owned by Mr. Bodeen's wife but includes 297,374 shares held by trusts created the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, and 85,751 shares held by the Estate of Selma Lindberg, deceased, as to each of which Mr. Bodeen disclaims beneficial ownership.

** Power to vote over 297,374 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, Leroy A. Lindberg, deceased, and over 85,751 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-executors of the Estate of Selma Lindberg, deceased.

*** Mr. Bodeen has sole dispositive power over 85,750 shares held for his own account and 383,125 shares held as, respectively, co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, and as co-executor of the Estate of Selma Lindberg, deceased.

     (c) The reporting persons have effected the following transactions in the last 60 days:


                   Amount
                   Sold or                          Type of
      Date       Transferred       Price          Transaction
    --------     -----------     ---------        -----------
    02/28/96        1,000          $9.50          Open market sales
                                                   by trusts
    02/29/96       25,000          $9.625          - " -
    02/29/96       19,000          $9.75           - " -
    03/12/96        1,000          $9.50           - " -
    03/13/96       22,500          $9.50           - " -
    03/13/96        7,000          $9.5625         - " -
    03/25/96	    85,751		  N/A		Qualification under Illinois
										law as co-executor of the
										Estate of Selma Lindberg,
										deceased.

    03/27/96		3,100		  N/A		Transfer by trusts to the
										personal account of a
										beneficiary.


PAGE 4 of 4 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 1996                  George H. Bodeen
                                       ------------------------